UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

Chico’s FAS, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

168615102

(CUSIP Number)

Sean D. Rodgers, P.C.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

212-446-4600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 30, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP NO.	168615102	13D	Page 2

1	NAME OF REPORTING PERSON Cermak Road LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,640,620
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,640,620

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,640,620
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.6% (1)
14	TYPE OF REPORTING PERSON OO

(1)

Calculated based on 116,497,167 shares of common stock, par value $0.01 per share of Chico’s FAS, Inc. outstanding as of March 4, 2019, as reported in Chico’s FAS, Inc.’s annual report on Form 10-K for the fiscal year ended February 2, 2019.

CUSIP NO.	168615102	13D	Page 3

1	NAME OF REPORTING PERSON Cermak Road Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,640,620
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,640,620

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,640,620
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.6% (1)
14	TYPE OF REPORTING PERSON OO

(1)

Calculated based on 116,497,167 shares of common stock, par value $0.01 per share of Chico’s FAS, Inc. outstanding as of March 4, 2019, as reported in Chico’s FAS, Inc.’s annual report on Form 10-K for the fiscal year ended February 2, 2019.

CUSIP NO.	168615102	13D	Page 4

1	NAME OF REPORTING PERSON Sycamore Partners III-A, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,640,620
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,640,620

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,640,620
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.6% (1)
14	TYPE OF REPORTING PERSON PN

(1)

Calculated based on 116,497,167 shares of common stock, par value $0.01 per share of Chico’s FAS, Inc. outstanding as of March 4, 2019, as reported in Chico’s FAS, Inc.’s annual report on Form 10-K for the fiscal year ended February 2, 2019.

CUSIP NO.	168615102	13D	Page 5

1	NAME OF REPORTING PERSON Sycamore Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,640,620
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,640,620

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,640,620
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.6% (1)
14	TYPE OF REPORTING PERSON PN

(1)

Calculated based on 116,497,167 shares of common stock, par value $0.01 per share of Chico’s FAS, Inc. outstanding as of March 4, 2019, as reported in Chico’s FAS, Inc.’s annual report on Form 10-K for the fiscal year ended February 2, 2019.

CUSIP NO.	168615102	13D	Page 6

1	NAME OF REPORTING PERSON Sycamore Partners III GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,640,620
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,640,620

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,640,620
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.6% (1)
14	TYPE OF REPORTING PERSON PN

(1)

Calculated based on 116,497,167 shares of common stock, par value $0.01 per share of Chico’s FAS, Inc. outstanding as of March 4, 2019, as reported in Chico’s FAS, Inc.’s annual report on Form 10-K for the fiscal year ended February 2, 2019.

CUSIP NO.	168615102	13D	Page 7

1	NAME OF REPORTING PERSON Sycamore Partners III GP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,640,620
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,640,620

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,640,620
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6% (1)
14	TYPE OF REPORTING PERSON OO

(1)

Calculated based on 116,497,167 shares of common stock, par value $0.01 per share of Chico’s FAS, Inc. outstanding as of March 4, 2019, as reported in Chico’s FAS, Inc.’s annual report on Form 10-K for the fiscal year ended February 2, 2019.

CUSIP NO.	168615102	13D	Page 8

1	NAME OF REPORTING PERSON Stefan L. Kaluzny
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,640,620
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,640,620
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,640,620
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6% (1)
14	TYPE OF REPORTING PERSON IN

(1)

Calculated based on 116,497,167 shares of common stock, par value $0.01 per share of Chico’s FAS, Inc. outstanding as of March 4, 2019, as reported in Chico’s FAS, Inc.’s annual report on Form 10-K for the fiscal year ended February 2, 2019.

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of Chico’s FAS, Inc., a Florida corporation (the “Issuer”). The principal executive offices of the Issuer are located at 11215 Metro Parkway, Fort Myers, Florida 33966.

As of May 10, 2019, the Reporting Persons (defined below) beneficially owned an aggregate of 7,640,620 shares of Common Stock, representing approximately 6.6% of the outstanding shares of Common Stock of the Issuer.

Item 2.	Identity and Background

(a), (f)

This statement is being filed by: (i) Cermak Road LLC, a Delaware limited liability company (“Cermak”); (ii) Cermak Road Ltd., a Cayman Islands company (“Cermak Ltd.”); (iii) Sycamore III-A, L.P., a Cayman Islands limited partnership (“Sycamore III-A”); (iv) Sycamore Partners III, L.P., a Cayman Islands limited partnership (“Sycamore III”); (v) Sycamore Partners III GP, L.P., a Cayman Islands limited partnership (“Sycamore GP”); (vi) Sycamore Partners III GP, Ltd., a Cayman Islands company (“Sycamore Ltd.”); and (vii) Stefan L. Kaluzny, a citizen of the United States of America (“Mr. Kaluzny” and together with Cermak, Cermak Ltd, Sycamore III-A, Sycamore III, Sycamore GP and Sycamore Ltd, the “Reporting Persons”).

The Reporting Persons have entered into a joint filing agreement, dated as of May 10, 2019, a copy of which is attached hereto as Exhibit 99.1.

(b)

The address of the principal business and principal office of each of the Reporting Persons is 9 West 57th Street, 31st Floor, New York, New York 10019. The telephone number of each of the Reporting Persons is (212) 796-8500.

(c)

Sycamore III and Sycamore III-A are private equity funds whose principal businesses are investing in securities, businesses and companies.

Sycamore GP’s principal business is serving as the general partner or managing member of Sycamore III and Sycamore III-A and other affiliated entities.

Sycamore Ltd.’s principal business is serving as the general partner of Sycamore GP.

The principal occupation of Mr. Kaluzny is serving as a director of Sycamore Ltd. and managing member or managing director of affiliated entities.

Cermak’s principal business is investing in equity and other securities.

Cermak Ltd.’s principal business is serving as a member of Cermak.

Sycamore III and Cermak Ltd. are the sole members of Cermak. Sycamore III-A is the sole shareholder of Cermak Ltd. As a result, each of Cermak Ltd., Sycamore III-A, Sycamore III, Sycamore GP, Sycamore Ltd. and Mr. Kaluzny may be deemed, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”), to be the beneficial owners of all of the shares of Common Stock owned by Cermak. The Reporting Persons are filing this statement jointly, as they may be considered a “group” under Section 13(d)(3) of the Act. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

(d), (e)

During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

As of May 10, 2019, Cermak had invested approximately $33,396,518 (exclusive of brokerage commissions) to purchase the 7,640,620 shares of Common Stock it owns. Cermak obtained such funds through contributions by Sycamore III and other affiliated entities.

Item 4.	Purpose of Transaction

On May 10, 2019, Sycamore Partners sent a letter (the “Letter”) to the Chair of the Board of Directors (the “Board”) of the Issuer pursuant to which Sycamore Partners expressed its interest in engaging in discussions with the Issuer regarding a non-binding proposal (the “Proposal”) contained in the Letter to acquire all of the outstanding shares of Common Stock of the Issuer for $3.50 per share in cash. The foregoing description of the Letter and the Proposal is qualified in its entirety by reference to the full text of the Letter, a copy of which is attached hereto as Exhibit 99.3, and is incorporated herein by reference. The Proposal may result in one or more of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including without limitation, the acquisition of additional shares of Common Stock, or a merger or other extraordinary transaction involving the Issuer. There can be no assurance as to the outcome of any discussions related to the Proposal or that the Proposal will be consummated.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of shares of the Common Stock, other investment opportunities available to the Reporting Persons, concentration of positions in the portfolios managed by the Reporting Persons, market conditions and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investments in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock or other financial instruments related to the Issuer or selling some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to the securities relating to the Issuer and/or changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

In addition to potential discussions and actions relating to the Proposal, the Reporting Persons may engage in discussions with members of the Board, the Issuer’s management, other stockholders of the Issuer and other relevant parties or take other actions or make additional proposals concerning any extraordinary corporate transaction (including but not limited to a merger, acquisition, reorganization or liquidation) or the business, assets, capitalization, financial condition, operations, management, charter, bylaws, corporate documents, governance, board composition, dividend policy, strategy, de-listing, de-registration, prospects or future plans of the Issuer.

Except as set forth above, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Although the foregoing reflects activities presently contemplated by the Reporting Persons with respect to the Issuer, the foregoing is subject to change at any time.

Item 5.	Interest in Securities of the Issuer

(a), (b)

Based upon the Issuer’s annual report on Form 10-K for the fiscal year ended February 2, 2019, there were 116,497,167 shares of the Common Stock outstanding as of March 4, 2019.

Based on the foregoing, as of May 10, 2019, the 7,640,620 shares of Common Stock (the “Subject Shares”) beneficially owned by the Reporting Persons represent approximately 6.6% of the shares of the Common Stock issued and outstanding. Such 7,640,620 shares of Common Stock are directly owned by Cermak.

Each of Cermak Ltd., Sycamore III, Sycamore III-A, Sycamore GP, Sycamore Ltd. and Mr. Kaluzny, in their respective capacities as (i) a member of Cermak, (ii) a member of Cermak, (iii) the sole shareholder of Cermak Ltd., (iv) the general partner of Sycamore III and Sycamore III-A, (v) the general partner of Sycamore GP and (vi) the director of Sycamore Ltd., may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares.

The Reporting Persons are responsible for the completeness and accuracy of the information concerning the Reporting Persons contained herein.

As of the date hereof, none of the Reporting Persons owns any shares of the Common Stock other than the Subject Shares covered in this statement.

(c) Exhibit 99.2, which is incorporated by reference into this Item 5(c) as if restated in full, describes all of the transactions in shares of Common Stock that were effected in the past sixty days by the Reporting Persons. Except as set forth in Exhibit 99.2 attached hereto, within the last 60 days, no reportable transactions were effected by any Reporting Person.

(d) No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock covered by this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the matters described herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement, dated as of May 10, 2019, among Cermak Road LLC, Cermak Road Ltd., Sycamore Partners III, L.P., Sycamore Partners III-A, L.P., Sycamore Partners III GP, L.P., Sycamore Partners III GP, Ltd. and Stefan L. Kaluzny

Exhibit 99.2	Trading data

Exhibit 99.3	Letter from Sycamore Partners to Chico’s FAS, Inc. dated May 10, 2019

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: May 10, 2019

CERMAK ROAD LLC

By:	/s/ Stefan L. Kaluzny
Stefan L. Kaluzny
President

CERMAK ROAD LTD.

By:	/s/ Stefan L. Kaluzny
Stefan L. Kaluzny
Director

SYCAMORE PARTNERS III-A, L.P.

By:	Sycamore Partners III GP, L.P.,
its General Partner

By:	Sycamore Partners III GP, Ltd.,
its General Partner

By:	/s/ Stefan L. Kaluzny
Stefan L. Kaluzny
Director

SYCAMORE PARTNERS III, L.P.

By:	Sycamore Partners III GP, L.P.,
its General Partner

By:	Sycamore Partners III GP, Ltd.,
its General Partner

By:	/s/ Stefan L. Kaluzny
Stefan L. Kaluzny
Director

SYCAMORE PARTNERS III GP, L.P.

By:	Sycamore Partners III GP, Ltd.,
its General Partner

By:	/s/ Stefan L. Kaluzny
Stefan L. Kaluzny
Director

SYCAMORE PARTNERS III GP, LTD.

By:	/s/ Stefan L. Kaluzny
Stefan L. Kaluzny
Director

/s/ Stefan L. Kaluzny
STEFAN L. KALUZNY

EXHIBIT INDEX

Exhibit 99.1	Joint Filing Agreement, dated as of May 10, 2019, among Cermak Road LLC, Cermak Road Ltd., Sycamore Partners III, L.P., Sycamore Partners III-A, L.P., Sycamore Partners III GP, L.P., Sycamore Partners III GP, Ltd. and Stefan L. Kaluzny

Exhibit 99.2	Trading data

Exhibit 99.3	Letter from Sycamore Partners to Chico’s FAS, Inc. dated May 10, 2019